Exhibit 5.2

601 Lexington Avenue New York, NY 10022 United States
Facsimile:
+1 212 446 4800	+1 212 446 4900

www.kirkland.com

November 9, 2021

Teva Pharmaceutical Industries Limited

124 Dvora Hanevi’a Street

Tel Aviv, 6944020 Israel

Ladies and Gentlemen:

We are issuing this opinion letter in our capacity as special counsel for and at the request of Teva Pharmaceutical Finance Netherlands II B.V. (the “Euro Issuer”) and Teva Pharmaceutical Finance Netherlands III B.V. (the “USD Issuer”), each a Dutch private limited liability company (together, the “Issuers”), and Teva Pharmaceutical Industries Limited, an Israeli corporation (the “Guarantor”), in connection with the issuance and sale by the Euro Issuer of €1,100,000,000 aggregate principal amount of its 3.750%% Sustainability-Linked Senior Notes due 2027 (the “2027 Euro Notes”) and €1,500,000,000 aggregate principal amount of its 4.375% Sustainability-Linked Senior Notes due 2030 (the “2030 Euro Notes” and, together with the 2027 Euro Notes, the “Euro Notes”) and the issuance and sale by the USD Issuer of $1,000,000,000 aggregate principal amount of its 4.750% Sustainability-Linked Senior Notes due 2027 (the “2027 USD Notes”) and $1,000,000,000 aggregate principal amount of its 5.125% Sustainability-Linked Senior Notes due 2029 (the “2029 USD Notes” and, together with the 2027 USD Notes, the “USD Notes” and, together with the Euro Notes, the “Notes”) under the Securities Act of 1933, as amended (the “Securities Act”), which are guaranteed by the Guarantor (the “Guarantee”).

In that connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including (i) the registration statement on Form S-3ASR (No. 333-213290) (the “Registration Statement”) filed by the Issuers, the Guarantor and certain other finance subsidiaries of the Guarantor with the Securities and Exchange Commission (the “Commission”) on October 27, 2021, (ii) the indenture, dated as of March 14, 2018 (the “Euro Notes Base Indenture”), by and among the Euro Issuer, the Guarantor and The Bank of New York Mellon, as trustee (in such capacity, the “Trustee”), as supplemented by the Third Supplemental Indenture relating to the Euro Notes, dated as of November 9, 2021 (the “Euro Notes Supplemental Indenture” and, together with the Euro Notes Base Indenture, the “Euro Notes Indenture”), by and among the Euro Issuer, the Guarantor, the Trustee and The

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Teva Pharmaceutical Industries Limited

November 9, 2021

Bank of New York Mellon, London Branch, as paying agent, (iii) the indenture, dated as of March 14, 2018 (the “USD Notes Base Indenture”), by and among the USD Issuer, the Guarantor and the Trustee, as supplemented by the Third Supplemental Indenture relating to the USD Notes, dated as of November 9, 2021 (the “USD Notes Supplemental Indenture” and, together with the USD Notes Base Indenture, the “USD Notes Indenture”), by and among the USD Issuer, the Guarantor, and the Trustee, and (iv) copies of the Notes.

For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto, and the due authorization, execution and delivery of all documents by the parties thereto. As to any facts material to the opinions expressed herein that we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Issuers and the Guarantor.

Our opinion expressed below is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally, (ii) general principals of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and (iii) public policy considerations that may limit the rights of parties to obtain certain remedies.

Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that the Notes are binding obligations of the Issuers and the Guarantor, as applicable.

We hereby consent to the filing of this opinion as Exhibit 5.2 to the Guarantor’s Current Report on Form 8-K in connection with the sale of the Notes. Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the prospectus supplement with respect to the Notes constituting part of the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Our advice on every legal issue addressed in this letter is based exclusively on the internal law of the State of New York and represents our opinion as to how that issue would be resolved were it to be considered by the highest court in the jurisdiction which enacted such law. The manner in which any particular issue relating to the opinions would be treated in any actual

Teva Pharmaceutical Industries Limited

November 9, 2021

court case would depend in part on facts and circumstances particular to the case and would also depend on how the court involved chose to exercise the wide discretionary authority generally available to it. None of the opinions or other advice contained in this letter considers or covers any foreign or state securities (or “blue sky”) laws or regulations..

This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. This opinion speaks only as of the date hereof and we assume no obligation to revise or supplement this opinion.

We have also assumed that the execution and delivery of the Euro Notes Indenture, the USD Notes Indenture, the Notes and the Guarantee and the performance by the Issuers and the Guarantor of their obligations thereunder do not and will not violate, conflict with or constitute a default under any agreement or instrument to which either of the Issuers or the Guarantor are bound.

This opinion is furnished to you in connection with the filing of the Guarantor’s Current Report on Form 8-K, which is incorporated into the Registration Statement and in accordance with the requirements of Item 601(b)(5) of Regulation S-K promulgated under the Securities Act, and is not to be used, circulated, quoted or otherwise relied upon for any other purposes.

Sincerely,

/s/ KIRKLAND & ELLIS LLP

KIRKLAND & ELLIS LLP